SCA Directional Fund

June 2, 2014

VIA: EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: SCA Directional Fund

Registration Statement on Form N-2

Filed September 8, 2010

File No. 333-169269

Accession No. 0000910472-10-000913

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned on behalf of the registrant, SCA Directional Fund (the “Trust”), hereby requests that the Commission grant its application to withdraw the above-referenced N-2 Registration Statement, initially filed with the Commission on September 8, 2010, together with all exhibits and amendments thereto (the “Registration Statement”).

The Trust requests that the Registration Statement be withdrawn because the Trust has determined not to issue the securities for sale to the public as contemplated by the Registration Statement.  No securities have been sold pursuant to the Registration Statement, which has not been declared effective.

It is our understanding that this application for withdrawal of the N-2 Registration Statement will be deemed granted as of the date that it is filed with the Commission unless SCA Directional Fund receives notice from the Commission that this application will not be granted.

In addition, the Trust is requesting the withdrawal of its registration as a closed-end management investment company under the Investment Company Act of 1940, as amended, but notes that the Trust is not eligible to file Form N-8F.

If you have any questions or comments about the foregoing, please call Emily Little at Thompson Hine LLP at (614) 469-3264.

Sincerely,

/s/ Andrew Rogers
Andrew Rogers
President

cc: JoAnn Strasser